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July 8, 2009
PRIVILEGED AND CONFIDENTIAL
VIA EDGAR TRANSMISSION
AND FACSIMILE
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Williams Coal Seam Gas Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 8, 2009
File No. 001-11608
Dear Mr. Schwall:
     On behalf of Bank of America, N.A. (the “Trustee”), as trustee of the Williams Coal Seam Gas Royalty Trust (the “Trust”), we have the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated June 30, 2009, to Ron E. Hooper. Our responses are based upon information provided to us by, or on behalf of, the Trustee. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We note that the Report of the Independent Registered Public Accounting Firm on page 41 and Note 2 to the Financial Statements on page 44 indicate a “going concern” issue. In Risk Factors and Trustee’s Discussion and Analysis of Financial Condition and

H. Roger Schwall
Securities and Exchange Commission
July 8, 2009

Results of Operations, please enhance the disclosure to address the “going concern” issue.
     Response: We propose to amend the Form 10-K to add the following language in Risk Factors to enhance the disclosure regarding the “going concern” issue:
     Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.
     The independent registered public accounting firm’s report accompanying the financial statements included herein contains a statement expressing substantial doubt as to our ability to continue as a going concern. The factors contributing to this concern include commodity prices that have decreased over the past year and depleting underlying reserves. Please read Note 2 to “Item 8 — Financial Statement and Supplementary Data — Notes to Financial Data”. If the Trust’s computed net present value of the estimated future net revenues for proved reserves attributable to the Royalty Interests falls below the $30 million stipulated threshold as of December 31, 2009, we will be forced to terminate the Trust pursuant to the termination and liquidation provisions in the Trust Agreement. As of December 31, 2008, the net present value of the estimated future net revenues for proved reserves attributable to the Royalty Interests computed in accordance with the Trust Agreement, using an average 2008 index price of $7.21, by the independent petroleum engineers, was approximately $65 million. While the results of this computation did not trigger an early termination of the Trust as of December 31, 2008, future computations are subject to the numerous uncertainties in estimating the future net revenues as described in “Item 1A—Risk Factors.” The negative commodity price outlook for 2009 has to date negatively impacted actual index prices used in the Trust’s termination calculation, which could impact the December 31, 2009 termination evaluation and trigger termination of the Trust in accordance with the provisions of the Trust Agreement. Trust reserve estimates depend on many assumptions that may prove to be inaccurate, which could cause both estimated reserves and estimated future net revenues to be too high, leading to write-downs of estimated reserves, including changes in pricing, costs and production volumes. As a result, the ability of the reserves to exceed the threshold in the future is uncertain, and there is substantial doubt regarding the Trust’s ability to continue as a going concern.
     We also propose to amend the Form 10-K to insert the following language in Trustee’s Discussion and Analysis of Financial Condition and Results of Operations to further clarify the “going concern” issue:
     Going Concern Opinion
     Our independent registered public accounting firm has issued a going concern opinion. This means that there is substantial doubt as to our ability to

H. Roger Schwall
Securities and Exchange Commission
July 8, 2009

continue as a going concern. Commodity prices have decreased over the past year, and underlying reserves are depleting. If the Trust’s computed net present value of the estimated future net revenues for proved reserves attributable to the Royalty Interests falls below the $30 million stipulated threshold as of December 31, 2009, we will be forced to terminate the Trust pursuant to the termination and liquidation provisions in the Trust Agreement. As of December 31, 2008, the net present value of the estimated future net revenues for proved reserves attributable to the Royalty Interests computed in accordance with the Trust Agreement, using an average 2008 index price of $7.21, by the independent petroleum engineers, was $65 million. While the results of this computation did not trigger an early termination of the Trust as of December 31, 2008, future computations are subject to the numerous uncertainties in estimating the future net revenues as described in “Item 1A—Risk Factors.” The negative commodity price outlook for 2009 has to date negatively impacted actual index prices used in the Trust’s termination calculation, which could impact the December 31, 2009 termination evaluation and trigger termination of the Trust in accordance with the provisions of the Trust Agreement. Trust reserve estimates depend on many assumptions that may prove to be inaccurate, which could cause both estimated reserves and estimated future net revenues to be too high, leading to write-downs of estimated reserves, including changes in pricing, costs and production volumes. As a result, the ability of the reserves to exceed the threshold in the future is uncertain, and there is substantial doubt regarding the Trust’s ability to continue as a going concern. See “Termination and Liquidation of the Trust” below for a further description of the termination provisions of the Trust Agreement.
Controls and Procedures, page 49
2.	We note your statement that “the Trustee concluded that the Trust’s disclosure controls and procedures are effective in timely alerting the Trustee to material information relating to the Trust required to be included in the Trust’s periodic filings with the SEC [emphasis added].” Please revise this disclosure either by removing the underlined language or by enhancing it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).
     Response: We propose to amend the Form 10-K to replace the quoted language above with the following language in Controls and Procedures to enhance the disclosure to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e):
     “the Trustee concluded that the Trust’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of 1934 and are effective in ensuring that information required to be disclosed by the Trust in the reports that it files or submits under the Securities Exchange Act of

H. Roger Schwall
Securities and Exchange Commission
July 8, 2009

1934 is accumulated and communicated to the Trustee to allow timely decisions regarding required disclosure.”
Exhibit 31.1
3.	Please revise the Certification as follows:
•	In paragraph 2 and elsewhere, where you have replaced the word “report” with the words “annual report,” please revise to “report.”

•	In paragraph 4, please delete the text “, or for causing such procedures to be established and maintained,”.

•	In paragraph 4(b), please replace the word “supervisors” with the word “supervision.”
     Response: We propose to amend the Certification in our Form 10-K to replace “annual report” with “report” in paragraphs 2, 3 and 4 and “supervisors” with the word “supervision” in paragraph 4(b). We would propose, however, to continue to deviate from the exact form of the certification in Item 601(b)(31) of Regulation S-K regarding paragraph 4. The Staff, in its no-action letter issued to Bank of America, N.A., as Trustee of the Trust, on November 13, 2002, permitted the Trust to make certain deviations from the form, including the addition of “, or for causing such procedures to be established and maintained,” in paragraph 4.
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Controls and Procedures, page 21
4.	Please make corresponding revisions as appropriate to give effect to the related comment regarding the Form 10-K, above.
     Response: Consistent with our response to Comment 2 above, we propose to amend the Form 10-Q to replace the quoted language in Comment 2 with the language provided in our response to Comment 2 above.
Exhibit 31.1
5.	Please make corresponding revisions as appropriate to give effect to the related comment regarding the Form 10-K, above.
     Response: We propose to revise the Certification in the Form 10-Q consistent with our response to Comment 3 above.

H. Roger Schwall
Securities and Exchange Commission
July 8, 2009

     The Trustee acknowledges that:
•	The Trustee is responsible for the adequacy and accuracy of the disclosure in the filing,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	The Trustee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or additional comments regarding this letter to the undersigned at (214) 969-1763.

Sincerely,
/s/ AMY R. CURTIS
Amy R. Curtis

cc.	Norman Gholson, Securities and Exchange Commission Ron E. Hooper, Bank of America, N.A.